345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

May 7, 2024

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Two, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed January 22, 2024 File No. 001-41462

Dear Mr. Danberg and Ms. Nguyen:

On behalf of our client, Pono Capital Two, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 22, 2024 (the “Comment Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to SBC Medical Group Holdings Incorporated, a Delaware corporation (“SBC”) or matters arising from SBC’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from SBC or its counsel, Anthony, Linder & Cacomanolis, PLLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed January 22, 2024

SBC Medical Group Holdings Incorporated, page 23

1.	We note your response to previous comment 9. Please revise to describe the “service contracts” with Medical Corporation Association Furinkai and Medical Corporation Association Juunikai and explain how they are different from the franchise agreements.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 26, 172, and 174-177.

The Combined Entity may be a “controlled company” within the meaning..., page 59

2.	We note your response to previous comment 19 and reissue in part. Please revise your summary section to provide prominent disclosure that the combined entity will be a controlled company within the meaning of the applicable rules of Nasdaq and that Dr. Yoshiyuki Aikawa will control approximately 66.6% of the number of voting power of your outstanding common stock, assuming no additional redemptions.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 27.

Risk Factors

Our reputation and the trading price of our common stock may be negatively affected by adverse publicity..., page 73

3.	We note your revised disclosure in response to previous comment 23 and re-issue the comment in part. You state that “Our management team plans to conduct additional procedures and actions to mitigate risks of the short seller allegations.” Please clarify if SBC has been the subject of short seller allegations or if this risk factor is discussing allegations that may occur in the future. If SBC has been the subject of short seller allegations, please clearly explain what the allegations are and how they relate to your business. Additionally, please clarify if SBC is a publicly listed entity and how short sellers are able to benefit from a decline in a price of your securities.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 73.

Risk Factors

Our reputation and the trading price of our common stock may be negatively affected by adverse publicity..., page 81

4.	We note your revised disclosure in response to previous comment 24 that “While the Company has never faced substantial compensation payouts or multiple compensations due to medical accidents in the past, with no material impact on business performance and a clean financial record, we acknowledge the absence of significant liability beyond our existing insurance coverage.” Please clarify what you mean by the absence of significant liability beyond your existing insurance coverage. Additionally, please clearly state whether you believe you maintain adequate levels of insurance relative to your business operations.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 81.

Background of the Business Combination, page 123

5.	We note your revised disclosure in response to previous comment 28 and note that the enterprise value for SBC included in the December 15, 2022 initial LOI of $2.5 billion was based on financial projections that “represented revenue of approximately $1 billion and net income of $200,000.” Please clarify if these projections represented net income of $200 million rather than $200,000.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 123.

6.	We note your disclosure that the initial draft of the Business Combination that was circulated on December 23, 2022 included a valuation of SBC at $1.2 billion rather than the $2.5 billion valuation included in the December 15, 2022 initial LOI. Please explain the change in valuation from $2.5 billion to $1.2 billion. In this regard, we note your disclosure that $2.5 billion valuation was based on financial projections that represented revenue of approximately $1 billion and net income of $200 million and your disclosure on page 128 that “The projections that SBC provided were prior to the restructuring of the SBC business entities and before any adjustments related to the change to US GAAP reporting.” However, $1 billion of revenue and $200 million of net income exceed the figures presented in the five year projections on page 130 which conclude with projected revenue of $645 million and net income of $124 million in 2027. Please explain if the projections underlying the $2.5 billion valuation were subsequently revised and, if so, provide additional disclosure regarding the timing and reasons for the revisions.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

7.	We note your revised disclosure in response to previous comment 30 and re-issue the comment in part. Where you disclose general topics that were discussed at each meeting or call, please provide additional detail regarding the substance of those discussions. For example, where you disclose that the call on December 11, 2022 related to “diligence including questions to better understand the market for cosmetic treatment centers and the related management services, the sustainability of SBC’s profitability, and the viability of SBC’s expansion plans” please briefly discuss the substance of those discussions. Likewise, where you disclose that the calls on January 24, 2023 and January 26, 2023 included discussions of “structure, open due diligence items and merger process” please briefly explain if there were any material open issues or concerns discussed at such meetings in advance of the January 30, 2023 approval of the Merger Agreement.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 123 and 125.

8.	We note your revised disclosure in response to previous comment 37 and re-issue the comment in part. Please revise your disclosure to discuss the following topics or explain:

●	any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes; and

●	the negotiation of any contingent payments to be received by SBC’s shareholders, including the portion of the Escrow Shares.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 124 and 127.

Reasons for Approval of the Business Combination, page 128

9.	We note your statements that “In recommending the transaction, the Board reviewed three different approaches in determining the valuation of SBC: discounted cash flow, revenue multiple and earnings multiple” and “Based on the SBC’s ability to recognize revenue and consistent profitability, the Board deemed that the earning multiple approach to be the appropriate measure for the valuation.” Please clarify if discounted cash flow and revenue multiple valuations were prepared and provided to the Board or if the Board only reviewed a valuation based on earnings multiples. If such valuations were prepared and reviewed by the Board, please disclose those valuations and their underlying methodology.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

10.	We note your statement that “Pono used the fiscal year 2022 financials provided by SBC in January 2023’ as the starting point of SBC’s valuation combined with a revenue growth rate of 15%.” Please disclose the relevant financial metrics included in the January 2022 financials that were used as a starting point for the valuation. Additionally, please explain how Pono arrived at a 15% revenue growth rate, including any underlying assumptions. Your disclosure should include both the total valuation of SBC and the specific methodology used to arrive at that valuation.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

11.

We note your statement that the report provided by EF Hutton “provided the average earnings multiples of approximately 32x and 26x for fiscal years 2023 and 2024, respectively, for back office service from the following companies: WNS (Holdings) Limited (NYSE: WNS), ExlService Holdings, Inc. (Nasdaq: EXLS), Startek, Inc (NYSE: SRT), TTEC Holdings, Inc (Nasdaq: TTEC), Atento (Private Company), Conduent (Nasdaq: CNDT), and Taskus (Nasdaq: TASK).” Please explain how EF Hutton selected the companies included in the list of comparable companies and why the multiples were based on “back office services.” Please disclose if any companies meeting the applicable criteria for comparable companies were nevertheless excluded from the list of comparable companies. Finally, please explain why the four comparable healthcare service companies used in the December 15, 2022 initial LOI valuation (Surgery Partners (Nasdaq: SGRY),

National HealthCare (NYSE: NHC), Community Health (NYSE: CYH), Encompass Health (NYSE: EHC)) were not included in the list of comparable companies.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

12.	We note your disclosure that the report prepared by EF Hutton “provided the average earnings multiples of approximately 32x and 26x for fiscal years 2023 and 2024, respectively.” We also note your statement that “Pono used the fiscal year 2022 financials provided by SBC in January 2023’ as the starting point of SBC’s valuation combined with a revenue growth rate of 15%.” Please clarify how the earnings multiples in the report were used to arrive at a valuation for SBC. In this regard, we note that the financial statements of SBC for the fiscal year ended December 31, 2022 show SBC had 2022 net income of $6.7 million.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

13.	We note your disclosure that the reduction in SBC’s earnings in the revised fiscal year 2022 financials “were primarily due to adjustment made to reflect US GAAP” and that “No other assumptions were changed, and the result is the SBC valuation was reduced from $1.2 billion to $1.0 billion.” When discussing the removal of the Medical Corporations from the A&R Merger Agreement on June 21, 2023 due to Japanese regulatory reasons you note that “The removal of the Medical Corporations from the A&R Merger Agreement required a reduction of the valuation.” Please clarify if the adjustments to reflect US GAAP are separate than the reduction of valuation as a result of the removal of the Medical Corporations.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 129.

Certain Projected Financial Information for SBC, page 130

14.	We note that the Projections provided to Pono appearing on page 130 were significantly revised in your latest amendment. Please explain why these numbers changed and if Pono received multiple sets of projections. In this regard, we note your statement that “The above financial projections were provided prior to the restructuring of the SBC business entities and before any adjustments related to the change to US GAAP reporting.” If there were multiple sets of projections, please disclose both sets of projections, the respective dates they were received and the reason for the significant changes between the two.

Response: The Projections provided to Pono contained in the initial proxy statement filing were included in error and represented preliminary numbers that were not used by Pono or the Board in negotiating the Merger Consideration or approving the Business Combination. These projections were updated in the prior amendment to correct that error. There were not multiple sets of projections.

15.	We note the disclosure that SBC estimated future net income margins range from 17% to 19% and that Pono reviewed SBC’s historical financials and believes SBC’s history of profitability and experience in scaling its business will allow SBC to meet its projections. Please revise to explain how SBC’s historical financial results led to an estimated future net income margins range from 17% to 19%.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 132.

16.	We note the disclosure that Pono believes that SBC reflected in its projections an increase in expenses related to becoming a publicly traded company and for its expansion plans. Please revise to disclose and quantify these assumptions.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 132.

SBC Management Discussion & Analysis, page 223

17.	Please clarify your disclosure to clearly quantify the impact that foreign exchange rate changes had on the reported change in total revenue for each period presented.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 228.

Warrants, page 241

18.	We note your revised disclosure here that “The Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants” and your statement on page 94 that “None of the Placement Warrants or the Private Warrants (or if issued, any warrants underlying the Working Capital Units) will be redeemable by New Pono for cash so long as they are held by the Sponsor or its permitted transferees.” Please reconcile these disclosures and clarify if the Placement Warrants or the Private Warrants will be redeemable by New Pono for cash to the extent they are held by the Sponsor or its permitted transferees. If there is a difference between the public and private warrants in this regard, please add risk factor disclosure regarding the difference.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 95 to remove the reference that “None of the Placement Warrants or the Private Warrants (or if issued, any warrants underlying the Working Capital Units) will be redeemable by New Pono for cash so long as they are held by the Sponsor or its permitted transferees.”

Management after the Business Combination, page 259

19.	We reissue comment 57 with respect to Dr. Aikawa and Mr. Yoshida. Because they are being nominated to serve on the board of directors of New Pono, please state the specific experience, skills, qualifications and attributes of each director nominee that led you to the conclusion that each such director should serve as one of the directors of the combined company.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 258 and 259.

Statements of Cash Flows, page F-50

20.	Based on your response to prior comment 61, it is unclear why the “Long-term payments - related parties” transactions are classified as operating activities instead of as investing activities. In this regard, it appears that these cash transactions were to acquire equity interests. Please revise here and on page F-86, if necessary.

Response: SBC advises the Staff that the cash transactions were to acquire equity interests of medical corporations (the “MCs”) in Japan, which are non-profit organizations regulated by the Japanese Medical Care Act (the “Act”). Please also refer to our response to Comment 21 below. Unlike traditional equity-method investments, according to the Act and articles of incorporation of the MCs, MCs’ equity interest holders have no voting right, no decision-making ability, and no right to receive distribution to dividends or any profit distribution while holding the equity interest. The transactions do not appear to have the characteristics of the elements prescribed in ASC 230-10-45-13. Instead, the arrangement of payments is to bond the business relationship between SBC, as a medical service corporation (“MSC”), and MCs for SBC to provide medical support services to those MCs, which is frequently seen in Japan. therefore, SBC believes that classification of the related cash outflows as an operating activity most accurately reflected the nature of such transactions.

Note 17, page F-112

21.

It appears that SBC acquired a 100% equity interest in 4 related party Medical Corporations in August 2023. Please clarify for us whether these entities are consolidated in the SBC financial statements for all periods presented. Please provide an analysis that supports your accounting for these entities. If the transactions with these entities that are outlined in your footnote disclosure have been eliminated in consolidation then please clarify the disclosure. Your disclosure on page 223 states that you lack voting control over these entities but that determination is unclear given your 100% equity interest.

Response: SBC advises the Staff that it has considered ASC 810 – Consolidation as well as ASC 958-810 Not-for-Profit entities – Consolidation in its conclusion not to consolidate the related party Medical Corporations (“MCs”). Pursuant to ASC 810-10-05, there are two primary models for determining whether consolidation is appropriate:

The voting interest entity model

The variable interest entity (VIE) model

The 4 related party Medical Corporations are non-profit organizations established in Japan to own and operate clinics under the medical-related laws and regulations of the Japanese Medical Care Act (the “Act”). As ASC 810-10-15-17 scopes out not-for-profit entities from the variable interest entity model, it is required to be evaluated under the voting interest entity model. Under the voting interest entity model within ASC 810-10-15, all majority-owned subsidiaries – all entities in which a parent has a controlling financial interest – shall be consolidated. ASC 810-10-20 defines a “subsidiary” as an entity, including an unincorporated entity such as a partnership or trust, in which another entity, known as its parent, holds a controlling financial interest. (Also, a variable interest entity that is consolidated by a primary beneficiary.)

SBC becomes 100% equity interest in these MCs in August 2023 and next considered whether it had a controlling financial interest in them. The usual condition for a “controlling financial interest” as described by ASC 810-10-15-8 for legal entities other than limited partnerships, is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

As these MCs are non-profit organizations in Japan under the regulations of the Act, they are not owned by their equity interest holders in the same way that stockholders own for-profit business entities, i.e., their equity interest does not represent voting interest, unlike those of for-profit entities. As such, SBC also considered ASC 958-810-25 as it provides several additional considerations in the context of not-for-profit entities. While the guidance in ASC 958-810 is intended to apply to situations in which the entity being considered for consolidation is a not-for-profit entity and the reporting entity is also a not-for-profit entity, SBC believes this guidance can be applied by analogy to situations in which the reporting entity is a for-profit entity and the entity being considered for consolidation is a not-for-profit entity (“NFP”).

Specifically, SBC assessed ASC 958-810-25, which set forth the unique model used for evaluating consolidation in relationships with other NFPs with the focus primarily on whether the reporting NFP has voting control over another NFP’s board as evidenced by provisions included in the other NFP’s governing documents (articles of incorporation and bylaws).

Under the Act and the MCs’ articles of incorporation, the highest authority of a MC is its general meeting of members (the “Members”), with each Member having one voting right, which is considered as the holder of the MC’s controlling financial interest; and the secondary authority of a MC is its board of directors, most of whom are the physicians of the MC, whom the Members authorize to be the decision-makers of the MC’s daily operations. A for-profit company, like SBC, is not allowed to be a Member of the MC under the Act and the articles of incorporation of the MC. SBC, although holding 100% equity interest of the MCs through its subsidiary, has no right to elect the Members, no decision-making ability, and no right to dividends or any profit distribution. In short, the control of the MCs does not rest with SBC.

Although ASC 810-10-15-17 scopes out not-for-profit entities from the variable interest entity model, SBC further assessed whether the MCs were variable interest entities and if so whether SBC was the primary beneficiary.

ASC 810-10-25-38 provides that “a reporting entity shall consolidate a VIE when that reporting entity has a variable interest that provides the reporting entity with a controlling financial interest. The reporting entity that consolidates a VIE is called the primary beneficiary.” Under ASC 810-25-38A, both of the following characteristics must be met for an entity to qualify as the primary beneficiary:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As discussed above, MCs in Japan are established to benefit human health by providing an array of surgical and non-surgical medical services to clinic customers. SBC is not the original founder of those 4 MCs, has not been providing financial support to these MCs, nor does it have a responsibility for the operating results of these MCs. As a for-profit company, SBC is not allowed to be a Member of the MC under the Act and the articles of incorporation of the MC. The highest authority of a MC is its general meeting of members and the daily operations and decision-making is vested in its board of directors, most of whom are the physicians of the MCs. Although SBC entered into the franchise agreements and other agreements with MCs to provide management services, such as procurement services and loyalty program management services, no contract terms empowered SBC to direct the activities that most significantly impact the MCs’ economic performance, for instance, a) deciding the execution of the operations of the MCs, b) deciding the disposal of or acceptance of important assets, c) appointment and dismissal of an important employee, or d) establishment, changes or abolition of important structures including branch offices, etc., all of which are the responsibilities of MCs’ board of directors under the authorization of the Members.

Based on the governance structure and operating procedures of the MCs as described above, SBC has determined that it is not the primary beneficiary and does not have a controlling financial interest in the MCs. As such, SBC concluded it is appropriate not to consolidate the MCs.

Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages F-37 and F-65.

General

22.	We note your disclosure on page F-7 that the proceeds of the Trust Account “will be invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.” If the assets in your Trust Account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also please include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 69-70.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Darryl Nakamoto
Pono Capital Two, Inc.

Yoshiyuki Aikawa
SBC Medical Group Holdings Incorporated

Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC